EXHIBIT 12

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars, except ratio)

For the Three
Months Ended
March 31, 2013

Earnings before income taxes	$555

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(28)
Dividends from less than 50% owned affiliates	56
Fixed charges	325
Interest capitalized, net of amortization	—

Earnings available for fixed charges	$908

Fixed charges:
Interest incurred:
Interest expense	$297
Capitalized interest	—

297
Portion of rent expense deemed to represent interest factor	28

Fixed charges	$325

Ratio of earnings to fixed charges	2.8